FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 28, 2008

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Unaudited financial statements for the Nine Months Ending September 30, 2008

2.

Management Discussion & Analysis for the Nine Months Ending September 30, 2008

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: November 28, 2008	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

GETTY COPPER INC
FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2008
(UNAUDITED)
(stated in Canadian dollars)
Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

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NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the period ended September 30, 2008

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

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GETTY COPPER INC.
BALANCE SHEETS
(Unaudited)
(stated in Canadian dollars)

ASSETS	Sept. 30, 2008	Dec. 31, 2007
Current
Cash and cash equivalents	$785,219	$755,929
Accounts receivable	1,981	5,302
Prepaid expenses	27,819	2,651
	815,019	763,882
Mineral rights (note 5)	4,207,639	3,987,132
Property, building and equipment (note 6)	142,393	147,664
	$5,165,051	$4,898,678
LIABILITIES
Current
Accounts payable and accrued liabilities	$241,730	$701,443
Current portion of mortgage payable (note 7)	2,605	2,465
	244,335	703,908
Mortgage payable (note 7)	86,195	88,166
	330,530	792,074

SHAREHOLDERS’ EQUITY
Share capital (note 9)	21,409,542	19,924,370
Subscriptions received (note 9)	--	620,000
Contributed surplus	997,230	952,920
Deficit	(17,572,251)	(17,390,686)
Commitments and Contingencies (note 10)
Subsequent Event (note 13)	4,834,521	4,106,604
	$5,165,051	$4,898,678

Approved by the Directors
“Donald R. Willoughby”	,
“Corby Anderson”	,

See accompanying notes to financial statements

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GETTY COPPER INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
Revenue	Sept. 30, 2008	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2007
Rent	$2,243	$2,243	$--	$2,264

Expenses
Amortization	342	1,027	468	1,344
Bank charges & interest	38	64	4	94
Filing fees	4,055	11,582	3,922	10,381
Interest - long term	1,647	4,976	1,692	5,106
Insurance	672	1,946	630	1,890
Management fees	7,500	22,500	7,500	22,500
Marketing & promotion	402	2,380	16,781	18,917
Office & miscellaneous	3,233	6,953	6,917	19,914
Professional fees	9,672	37,954	76,191	967,722
Property tax	--	5,401	--	5,441
Rent	3,230	9,710	2,950	5,950
Stock option compensation	14,770	44,310	36,377	36,377
Telephone	1,960	6,044	2,525	6,289
Transfer fees	2,439	5,763	3,337	7,449
Travel	2,730	9,371	5,972	15,051
Wages & benefits	10,146	25,666	9,354	26,022

Interest	(4,328)	(11,839)	(2,528)	(9,224)

	58,508	183,808	172,092	1,141,223

Loss before other item	(56,265)	(181,565)	172,092	1,138,959
Legal fees and disbursements	--	--	--	896,319
	(56,265)	(181,565)	(172,092)	(2,035,278)
Deficit, beginning	(17,390,686)	(17,390,686)	(15,173,683)	(15,173,683)

Deficit, ending	(17,446,951)	(17,572,251)	(15,345,775)	(17,208,961)
Loss per share	$(0.001)	$(0.002)	$(0.03)	$(0.03)
Weighted-average number of
common shares outstanding	80,892,537	80,892,537	67,638,907	67,638,907

See accompanying notes to financial statements.

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GETTY COPPER INC.
STATEMENTS OF CASH FLOWS
(Unaudited)
(stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
	Sept. 30, 2008	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2007
Cash flows used in operating activities
Net loss for the year	$(56,265)	$(181,565)	$(172,092)	$(2,035,278)
Add: Items not involving cash
Amortization – administration	342	1,027	468	1,344
Stock Compensation	14,770	44,310	36,377	36,377
Share for debt legal settlement	--	--	--	493,750

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	84,681	3,321	12,889	1,982
Decrease (increase) in prepaid expenses	(17,708)	(25,168)	(19,995)	(23,130)
Increase (decrease) in accounts payable	(51,958)	(459,713)	(258,967)	(28,485)

	(26,138)	(617,788)	(401,320)	1,553,440

Cash flows from financing activities
Mortgage principal repayments	(621)	(1,831)	(577)	(1,701)
Share issue costs	--	(2,873)	--	(20,824)
Private placements, net of issue costs	--	380,000	--	1,300,000
Warrants exercised	488,045	488,045	--	22,163
Stock Incentive Options Exercised	--	--	31,250	118,750

	487,424	863,341	30,673	1,418,388

Cash flows used in investing activities
Capital Assets	--	--	(588)	(588)
Exploration costs	(80,670)	(216,263)	30,860	(45,368)
	(80,670)	(216,263)	30,272	(45,956)

Net increase (decrease) in cash	380,616	29,290	(340,375)	(181,008)

Cash and cash equivalents
Beginning of period	404,603	755,929	657,422	498,055

Cash and cash equivalents
End of period	$785,219	$785,219	$317,047	$317,047

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$1,647	$4,976	$1,692	$5,106
Interest received	$4,328	$11,839	$2,528	$9,224

See accompanying notes to financial statements.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Business Corporations Act in September 1987. Subsequent to incorporation, the Company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at September 30, 2008 has a working capital of $570,684. The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.	Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)	Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)	Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned. If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount. The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)	Administrative costs

Administrative costs are expensed as incurred.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

3.	Significant accounting policies -continued

d)	Property, building and equipment

Property, building and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)	Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)	Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)	Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

3.	Significant accounting policies - continued

of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.	Adoption of new accounting policies:

Financial Instruments:

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”. These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories. The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

5.	Mineral rights

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the nine months ending September 30, 2008 amounted to $4,244 (2007 -$4,693).

During the nine months ending September 30, 2008, the Company spent $220,507 on deferred costs as follows:

		Getty		Getty		Getty	Getty South		Getty	Total Exploration
		Northwest		Central		North	50% interest		Southwest	& Development

Assay	$		$		$		$548	$		$548
Feasibility study						70,337	68,303			138,640
Geology						10,021	31,244			41,265
Other		3,579		26		15,242	20,787		420	40,054
Total exploration &
development costs		$3,579		$26		$95,600	$120,882		$420	$220,507

As at September 30, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	-	-	261,906	103,162	-	365,068
Geology	791,243	37,303	1,794,898	334,310	157,304	3,115,058
Metallurgy	525	-	972,074	14,514	-	987,113
Other	751,717	17,178	914,511	163,329	133,614	1,980,349
Total exploration &
development costs	$1,766,677	$57,531	$8,686,571	$1,139,385	$391,848	$12,042,012
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,799,887	$169,377	$9,038,968	$2,208,519	$505,731	$13,722,482
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,207,639

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

5.	Mineral rights - continued

As at December 31, 2007, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,159	$13,971	$624,094
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	-	-	191,569	34,859	-	226,428
Geology	791,243	37,303	1,784,877	303,066	157,304	3,073,793
Metallurgy	525	-	972,074	14,514	-	987,113
Other	748,138	17,152	899,269	142,542	133,194	1,940,295
Total exploration &
development costs	$1,763,098	$57,505	$8,590,971	$1,018,503	$391,428	$11,821,505
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,796,308	$169,351	$8,943,368	$2,087,637	$505,311	$13,501,975
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,987,132

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the then Company’s president, under certain terms which were not met. On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors, except the then Company’s president, has initiated a thorough review of the historical geological data for the Getty South Property. To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded. Refer to note 10.

The Company is pursuing approaches to further develop its mineral rights. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights. However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910. The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

6.	Property, building and equipment

		September 30, 2008		December 31, 2007
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,900	$418	$540
Computer equipment	97,654	96,471	1,183	1,786
Computer software	74,359	74,359	-	-
Office equipment	54,407	48,534	5,873	6,909
Portable buildings	12,112	12,002	110	142
Building	178,124	65,637	112,487	115,965
Land	22,322	-	22,322	22,322
	$468,296	$325,903	$142,393	$147,664

7.	Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2008	$2,605
2009	2,803
2010	3,018
2011	3,248
2012	77,126

8.	Income taxes

Significant components of the Company's future income tax assets are as follows:

	Sept. 30, 2008	Sept. 30, 2007
Tax value of mineral rights in excess of book value	$786,000	$852,000
Tax value of capital assets in excess of book value	112,000	111,000
Net operating loss carryforwards	1,632,000	1,729,000
	2,530,000	2,692,000
Valuation allowance	(2,530,000)	(2,692,000)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

8.	Income taxes - continued

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Sept. 30, 2008	Sept. 30, 2007

Statutory rate	31.5%	37%
Tax rate change		(3)
Unrecognized benefit of current year's losses	(31.5)	(34)
Effective rate of tax recovery	-	-

At September 30, 2008, the Company has approximately $5,180,800 of loss carryforwards which may be available to reduce taxable income in future years. These losses expire as follows:

2008	47,000
2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,800
2028	181,000
$5,180,800

9.	Share capital.

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount
	Balance, December 31, 2006	49,078,657	$18,014,384
	Shares issued for cash	13,000,000	1,300,000
	Shares for debt	4,937,500	493,750
	Warrants exercised	147,750	22,163
	Stock incentive options exercised	475,000	118,750
	Fair value of options exercised	--	3,262
	Shares issue costs	--	(27,939)
	Balance, December 31, 2007	67,638,907	$19,924,370
	Shares issued for cash	10,000,000	1,000,000
	Warrants exercised	3,253,630	488,045
	Share issue costs		(2,873)
	Balance September 30, 2008	80,892,537	$21,409,542

During the period ending September 30, 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50. These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008. As of October 31, 2008, 80,892,537 shares were outstanding.

In January 2008, the Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000. The TSX Venture Exchange accepted this private placement on January 10, 2008 and these shares were issued.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

9.	Share capital – continued

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-brokered private placement of 13,000,000 units for gross proceeds of $1,300,000. Each unit, priced at $0.10, is comprised of one common share and one-half of one purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.15 for a period of 12 months. These warrants expired May 7, 2008 and remained unexercised.

On May 1, 2007, the Company issued 4,937,500 shares at a value of $0.10 per share to settle outstanding debt for $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire 175,000 common shares of Genco Resources Ltd., a Canadian public company, from the holding company to be applied as consideration for a negotiated settlement in litigation involving a former director. Refer also to notes 10 and 11.

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit is comprised of one common share and one half of one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of 6 months (expiry date –extended to July 7, 2008 from January 7, 2007) at a price of $0.15. During the period ending September 30, 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50. The balance of the warrants expired July 8, 2008. On the expiry date 1,723,620 whole warrants remained unexercised. As of September 30, 2008, 80,892,537 shares were outstanding.

Share purchase warrants - continuity

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Expired	Warrants
	Price	Dec. 31, 2007				Sept. 30, 2008
January 16, 2008	0.15	2,375,000			2,375,000	--
July 7, 2008	0.15	4,977,250		3,253,630	1,723,620	--
*May 7, 2008	0.15	6,500,000			6,500,000	--
		13,852,250		3,253,630	10,598,620	--

Share purchase options – continuity

		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Expired	Options
	Price	Dec 31, 2007				Sept. 30, 2008
April 14, 2008*	0.25	2,675,000			2,675,000	--
July 20, 2010	0.25	1,000,000				1,000,000
August 15, 2010	0.25	200,000				200,000

May 16, 2008	0.20		1,475,000			1,475,000
		3,875,000	1,475,000		2,675,000	2,675,000

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options. As of October 31, 2008 3,550,000 Incentive Stock Options available for issuance. During the period ending June 30, 2008, the Company’s board of directors approved the issuance of an additional 400,000 Incentive Stock Options to be distributed evenly to the Company’s directors and comptroller, once the pre-feasibility study is completed and the results are made public. The exercised price will be determined at that time.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

9.	Share capital – continued

On August 9, 2007, the Company announced that 1,500,000 incentive stock options were granted to a director and an investor relations manager. Subsequently the 500,000 incentive stock options issued to the investor relations manager were cancelled. These options vest over the three years ended December 31, 2009. Based upon Black-Scholes option valuation model, a risk free market rate of 4.15% and a volatility of 98%, the estimated compensation cost related to the options granted is approximately $272,696 of which $44,310 was recognized during this period. The one million options remaining are exercisable at a price of $0.25 per share until July 20, 2010.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

10.	Commitments and contingencies

In 2007 the Company incurred significant legal fees as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

  On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it. At July 31, 2008 only the Blakes Cassel Graydon action remain unresolved.

  The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004. The amount claimed was expensed as Development fees in the Company’s 2004 financial statements and no provision has been recorded for its future recovery.

  In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company also filed an action against Ross Glanville and Ross Glanville & Associates claiming damages for negligence.

During 2007 all actions directly involving Mssrs. Gardner, Preto and Glanville were settled by the Company paying an aggregate of $440,000 in cash and issuing 4,937,500 common shares as more fully described at note 9. The aggregate expense currently recognized was net of $37,431 in amounts previously recorded as owing to these parties.

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GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)
(stated in Canadian dollars)

10.	Commitments and contingencies - continued

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party. This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

11.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2008	Sept. 30, 2007

Accounts payable	$3,858	$52,552

Exploration and development costs incurred	$23,469	5,362

Expenses:
Management fees	$22,500	$22,500
Professional fees	$11,826	$171,189
Rent	$4,500	$4,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

As further described in note 10, during 2007 the Company acquired common shares from a private company controlled by a director and subsequently distributed these shares in settlement of certain legal actions. As the acquisition of these shares was based upon and occurred concurrent with their disposal, the Company has recorded no gain or loss in respect to this disposition.

The Company is currently reviewing a claim for indemnity from a director with respect to legal fees and disbursements incurred by him for acting in litigation matters in his capacity as a director. Upon completion of the review the board of directors of the Company, excluding the affected director, will make a determination as to the amount of reimbursement for such expenses to be borne by the Company.

12.	Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and those principles that would be applied if the financial statements were prepared in accordance with GAAP in the United States. See December 31, 2007 financial statements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

The following discussion and analysis of the results of operations and financial position of the Company for the nine months ending September 30, 2008 should be read in conjunction with the September 30, 2008 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars.  The effective date of this report is October 31, 2008.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited  molybdenum roasting capacity, WCE  is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

The Company primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.  A 2008 technical report on the Getty South deposit is under preparation and will disclose indicated  copper and molybdenum resources.

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2008 as a result of of worldwide economic conditions.  ,  There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current  demand for copper.

The Company became involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Legal expenses resulted in higher general and administrative expenses during 2006.  The 2007 fiscal year also faced significant legal expenses due to the outstanding litigation. One lawsuit, considered the most complex of the three, was resolved in the second quarter of 2007 and is reflected in the increased legal costs of the fiscal year.

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the three NI 43-101 compliant technical reports and the commissioning of the Preliminary-Feasibility  Study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.  In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. have  concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2007, and October 31, 2008 the Company has raised $2,300,000 by way of private placement financing.

On January 10, 2008, the Company completed a non-broker private placement for 10,000,000 shares at $0.10 per share for gross proceeds of $1,000,000.

During the first week of July 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008.  As of October 31, 2008, 80,892,537 shares were outstanding.

The Company’s working capital increased to $570,684 for the nine months ending September 30, 2008 from ($370,492) at September 30, 2007, the increase of $941,176 is a result of funds raised through the issuance of stock, through private placement, exercising of warrants and Incentive Stock Options.

The Company’s total assets increased during the nine months ending September 30, 2008 to $5,165,051 a increase of $707,616 from September 30, 2007, due to funds raised through private placement and the exercising of warrants.   The Company’s liabilities decreased by $510,540. The decrease in liabilities is a result of a decrease in legal expenses, as many of these issues have been settled.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the nine months ending September 30, 2008 decreased by $1,853,713 over the loss reported at September 30, 2007.   General and administrative expenditures for the nine months ending September 30, 2008 decreased to $183,808 compared to $1,141,223 at September 30, 2007.  The comparative decrease of $957,415 in administrative expenses between the nine months ending September 30, 2008 and 2007 can be attributed to a decrease in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $44,310 in stock option compensation during the nine months ending September 30, 2008.  See note 9 of the financial statements.  Also in June 2007, the Company incurred $896,319 in a legal settlement which includes $493,750 recognized in a share for debt settlement.  This debt arose by the Company acquiring marketable securities from a related party utilized in resolution of a lawsuit involving the claim of former directors indemnification and related matters.  The Company has no source of income other than interest earned on funds held in term deposits.

Professional fees for the nine months ending September 30, 2008 $37,954 (2007 - $967,722) which include $23,510 (2007 - $951,037) for legal and court fees, $14,444 (2007 - $16,685) in accounting fees.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

Selected Quarterly Information:

	Sept. 30, 2008	Sept. 30, 2007	December 31, 2007
Loss for the quarter	($56,265)	($172,092)
Loss for the nine months	($181,565)	($2,035,278)
Loss for the year ending			($2,217,003)
Loss per share:	($0.001)	($0.03)	($0.04)
Assets	$5,165,051	$4,457,435	$4,898,678

Summary of Quarterly Results

	Sept. 30 2008	June 30 2008	March 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	March 31 2007	Dec. 31 2006
Revenue	$2,243	--	--	$2,264	$2,264	$2,264	$1,698	$3,957
Loss before Other items	$181,565	$125,300	77,585	1,320,684	1,138,959	969,131	351,412	1,136,910
Net loss	$181,565	$125,300	77,585	2,217,003	2,035,278	1,863,186	351,412	1,136,910
Loss per share	$0.002	$0.002	$0.001	$0.03	$0.03	$0.028	$0.007	$0.02
Loss per share diluted	$0.002	$0.002	$0.001	$0.03	$0.02	$0.02	$0.006	$0.02

During the nine months ending September 30, 2008, the Company incurred $220,507 in deferred costs as follows:

		Getty		Getty		Getty	Getty South		Getty	Total
		Northwest		Central		North	50% interest		Southwest	Exploration &
										Development
Assay	$		$		$		$548	$		$548
Feasibility study						70,337	68,303			138,640
Geology						10,021	31,244			41,265
Other		3,579		26		15,242	20,787		420	40,054
Total exploration &
development costs		$3,579		$26		$95,600	$120,882		$420	$220,507

During the nine months ending September 30, 2007, the Company incurred $50,061 in deferred costs as follows:

		Getty		Getty	Getty	Getty South		Getty	Total
		Northwest		Central	North	50% interest		Southwest	Exploration &
									Development
Feasibility study	$		$		$3,618	$3,618	$		$7,236
Geology					36,543	50,552			87,095
Metallurgy					(75,503)				(75,503)
Other,		7,849		54	8,649	12,616		2,065	31,233
Total exploration &
development costs	$7,849	$54	$(26,693)	$66,786	$2,065	$50,061

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of November 12, 2008, 2,675,000 stock incentive options remain issued and 3,550,000 remain reserved for issuance under the Company’s stock option plan.

Financing Activities

On January 10, 2008, the Company completed a private placement for 10,000,000 common shares at $0.10 per share, for gross proceeds of $1,000,000.  Proceeds from the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.  All securities issued will be subject to a four-month hold period from the date of closing.

During the first week of July 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008.  As of November 12, 2008, 80,892,537 shares were outstanding.

As of November 12, 2008, if all the share purchase warrants and issued incentive stock options were exercised the number of shares outstanding would be 83,567,537.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2007, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.   The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

Related Party Transactions

During the nine months ending September 30, 2008, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $11,826 (2007- $10,771) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $Nil (2007– $55,418) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits.    John Parks, Solicitor and former director and Corporate Secretary of the Company, billed the Company $Nil (2007- $105,000) for legal fees as general counsel.   For the nine months ending September 30, 2008, the Company paid $4,500 office rent to Deborah Resources Ltd. and $22,500 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski.  The Company paid $23,469 (2007- $5,362) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of November 12, 2008, there were 80,892,537 common shares outstanding.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of November 15, 2008, this action remains unresolved.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  In May 2008, the Company and the Plaintiffs concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a preliminary-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.   The Company is awaiting a Preliminary Feasibility Study.

On January 7, 2008 the Company announced that it received an updated resource calculation on the Getty North Deposit which reflects the current estimate of the molybdenum indicated resources contained in the oxide and sulphide portions of the Getty North Deposit.   On February 19, 2008 the Company received a NI 43-101 Technical Report which disclosed the current estimate of the molybdenum Indicated Resources contained within the Getty North Deposit.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2008

The company has received a request for indemnity for legal expenses incurred by a director in various litigation matters involving the company and the director. The company is in the process of setting up an independent committee of the board of directors to review the various accounts related to the litigation matters with a view to making a recommendation to the board of directors for a decision on the request for reimbursement.

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

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APPENDIX B

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Corby G. Anderson, Chief Executive Officer, of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the  interim filings) of Getty Copper Inc. (the issuer) for the interim period ending September 30, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the  interim filings do not contain any untrue statement of a material fact or omit to state a material  fact required to be stated or that is necessary to make a statement not misleading in light of the  circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim  financial statements together with the other financial information included in the interim filings  fairly present in all material respects the financial condition, results of operations and cash flows  of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 27, 2008

“Corby Anderson”

_______________________

Corby G. Anderson
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and  Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment  and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined  in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the  establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by  the  issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded,  processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial  statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient  knowledge  to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and  implement  on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability,  transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

APPENDIX B

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Donald Willoughby, Chief Financial Officer, of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the  interim filings) of Getty Copper Inc. (the issuer) for the interim period ending September 30, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the  interim filings do not contain any untrue statement of a material fact or omit to state a material  fact required to be stated or that is necessary to make a statement not misleading in light of the  circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim  financial statements together with the other financial information included in the interim filings  fairly present in all material respects the financial condition, results of operations and cash flows  of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 27, 2008

“Donald Willoughby”

_______________________

Donald Willoughby,
Chief Financial Officer,

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and  Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment  and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined  in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the  establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by  the  issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded,  processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial  statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient  knowledge  to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and  implement  on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability,  transparency and timeliness of interim and annual filings and other reports provided under securities legislation.